CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

RECEIVED

2006 NOV 27 P 12:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

06018793

SUPPL

14 November 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

PROCESSED
NOV 29 2006
THOMSON
FINANCIAL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Cazenove EPT Disclosure	07/11/2006
REG-UBS AG (EPT) EPT Disclosure	07/11/2006
REG-Citigroup GM UK Eqty EPT Disclosure	08/11/2006
REG-Cazenove EPT Disclosure	08/11/2006
REG-UBS AG (EPT) EPT Disclosure	08/11/2006
REG-UBS AG (EPT) EPT Disclosure	08/11/2006
REG-Legal&Gen Inv Mgmnt Rule 8.3- Catlin Group	08/11/2006
REG-Fidelity Int Ltd Rule 8.3-Catlin Group Limited	08/11/2006
REG-Citigroup GM UK Eqty EPT Disclosure Amendment	09/11/2006
REG-Cazenove EPT Disclosure	09/11/2006
REG-UBS AG (EPT) EPT Disclosure	09/11/2006
REG-UBS AG (EPT) EPT Disclosure	09/11/2006
REG-Cazenove EPT Disclosure	10/11/2006
REG-Citigroup GM UK Eqty EPT Disclosure	10/11/2006

REG-UBS AG (EPT) EPT Disclosure	10/11/2006
REG-Standard Life Inv. Rule 8.3- Catlin Group	10/11/2006
REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC	10/11/2006
REG-UBS Global Asset Man Rule 8.3- Catlin Group PLC	13/11/2006
REG-Cazenove EPT Disclosure	13/11/2006
REG-Citigroup GM UK Eqty EPT Disclosure	13/11/2006
REG-UBS AG (EPT) EPT Disclosure	13/11/2006
REG-Morgan Stanley Inv Rule 8.3- Catlin Group Limite	13/11/2006
REG-Citigroup GM UK Eqty EPT Disclosure	14/11/2006
REG-Cazenove EPT Disclosure	14/11/2006

Yours faithfully,

Pramila Bharj

Enc.

REG-Cazenove EPT Disclosure
Released: 07/11/2006

RNS Number:6629L
Cazenove
07 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	6th November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,106,254	£5.1825p	£5.0675p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
1,106,253	£5.1825p	£5.0675p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure 7th November 2006

Contact name Barry Page

Telephone number	0207 155 5907
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKOKPKBDDNDK

REG-UBS AG (EPT) EPT Disclosure
Released: 08/11/2006

RNS Number:7420L
UBS AG (EPT)
08 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	07 NOVEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
79,274	5.225 GBP	5.20 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
230,762	5.2048 GBP	5.1901 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	115,213	5.1900999 GBP

CFD	SHORT	37,010	5.20480006

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	08 NOVEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBBDBISGGGLI

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 08/11/2006

RNS Number:7289L
Citigroup Global Markets UK EqtyLtd
08 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	07 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
11,132	GBP 5.1900	GBP 5.1900

Total number of securities sold	Highest price received (Note 3)	Lowest price
1,680	GBP 5.1800	GBP 5.1800

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	E

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pric

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	08 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFEALSLTIIR

REG-Cazenove EPT Disclosure
Released: 08/11/2006

RNS Number:7374L
Cazenove
08 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	7th November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
585,979	£5.224483p	£5.1925p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
585,729	£5.225p	£5.19p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	8th November 2006
Contact name	Barry Page
Telephone number	0207 155 5907
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKFKDDBDDDDK

REG-UBS AG (EPT) EPT Disclosure
Released: 08/11/2006

RNS Number:7420L
UBS AG (EPT)
08 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	07 NOVEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
79,274	5.225 GBP	5.20 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
230,762	5.2048 GBP	5.1901 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	115,213	5.1900999 GBP

CFD	SHORT	37,010	5.20480006

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	08 NOVEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBBDBISGGGLI

REG-UBS AG (EPT) EPT Disclosure
Released: 08/11/2006

RNS Number:7428L
UBS AG (EPT)
08 November 2006

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	7 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,514	0.00%	174,500	0.11%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,514	0.00%	174,500	0.11%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 2)
Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	14352	519 Pence
SALE	2000	519
SALE	700	519
SALE	1251	519
SALE	700	519
SALE	997	519
SALE	8303	519
SALE	400	519
SALE	1297	519
SALE	8703	519
SALE	400	519
SALE	10000	519
SALE	897	519
SALE	9103	519
SALE	4000	519
SALE	4000	519
SALE	2000	519
SALE	897	519
SALE	542	520
SALE	1500	520
SALE	1600	520
SALE	1358	520
SALE	3642	520
SALE	1358	520
SALE	3642	520
SALE	100	520
SALE	1258	520
SALE	3742	520
SALE	1258	520
SALE	4321	520
SALE	1679	520
SALE	3321	520
SALE	5000	520
SALE	1679	520
SALE	5000	520
SALE	100	520
SALE	4900	520
SALE	100	520
SALE	3200	520
SALE	5000	520
SALE	1700	520
SALE	3300	520
SALE	5000	520
SALE	1700	520
PURCHASE	322	522.5
PURCHASE	2865	522.5
PURCHASE	662	522.5
PURCHASE	2203	522.5
PURCHASE	1462	522.5

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)
NO

Date of disclosure	8 NOVEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	CATLIN GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBBDBXUGGGLI

REG-Legal&Gen Inv Mgmnt Rule 8.3- Catlin Group
Released: 08/11/2006

RNS Number:7593L
Legal & General Investment Mgmnt Ld
08 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management Lt
Company dealt in	Catlin Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares USD 0.01
Date of dealing	07 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	4,954,635	3.02%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	4,954,635	3.02%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (N
Purchase	2,000	GBP 5.19

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	08 November 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUWRSRNVRARAA

REG-Fidelity Int Ltd Rule 8.3-Catlin Group Limited
Released: 08/11/2006

RNS Number:7677L
Fidelity International Ltd
08 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES.
Company dealt in	CATLIN GROUP LTD
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	7 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,207,278	(9.90%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,207,278	(9.90%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	6,000	5.2020 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	08 NOVEMBER 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZVLFBQFBEFBE

REG-Citigroup GM UK Eqty EPT Disclosure Amendment
Released: 09/11/2006

RNS Number:8048L
Citigroup Global Markets UK EqtyLtd
09 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	07 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
11,132	GBP 5.1900	GBP 5.1900

Total number of securities sold	Highest price received (Note 3)	Lowest price
19,685	GBP 5.1800	GBP 5.1800

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric[e]

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	E[...]

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri[ce]

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati[ve] referenced. If none, this should be stated.

Date of disclosure	09 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050

Name of offeree/offeror with which connected	Wellington Underwriting
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFLALILAIIR

REG-Cazenove EPT Disclosure
Released: 09/11/2006

RNS Number:8195L
Cazenove
09 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	8th November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,129,973	£5.2675p	£5.24p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
1,130,224	£5.265p	£5.225p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	9th November 2006
Contact name	Barry Page
Telephone number	0207 155 5907
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKCKPDBDDNDK

REG-UBS AG (EPT) EPT Disclosure
Released: 09/11/2006

RNS Number:8249L
UBS AG (EPT)
09 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	08 NOVEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
245	5.2250 GBP	5.2500 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
170,000	5.2597 GBP	5.2597 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	170,000	5.2597 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	09 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDBLXGGGLC

REG-UBS AG (EPT) EPT Disclosure
Released: 09/11/2006

RNS Number:8257L
UBS AG (EPT)
09 November 2006

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	08 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	0	0.00%	193,838	0.12%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	0	0.00%	193,838	0.12%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 2)
Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	763	523.25 GBP
SALE	4797	523.25
PURCHASE	1400	523
PURCHASE	528	524.25
PURCHASE	2745	525.75
PURCHASE	3169	525.75
PURCHASE	3131	525.75
PURCHASE	22	525.75
PURCHASE	129	525.75
PURCHASE	3281	523
PURCHASE	879	523
PURCHASE	400	522.75
PURCHASE	850	522.75
PURCHASE	850	522.75

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)
NO

Date of disclosure	09 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDBBSGGGLC

REG-Cazenove EPT Disclosure
Released: 10/11/2006

RNS Number:8785L
Cazenove
10 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	9th November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
542,000	£1.13p	£1.13p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
542,000	£1.13p	£1.13p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	10th November 2006
Contact name	Barry Page
Telephone number	0207 155 5907
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKKKQKBDDDDD

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 10/11/2006

RNS Number:8961L
Citigroup Global Markets UK EqtyLtd
10 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	09 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
28,781	GBP 5.2600	GBP 5.2050

Total number of securities sold	Highest price received (Note 3)	Lowest price
28,192	GBP 5.2450	GBP 5.1975

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	I (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	10 November 2006
Contact name	Nicola Hall
Telephone number	020 7508 6826
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFIFLELILIR

REG-UBS AG (EPT) EPT Disclosure
Released: 10/11/2006

RNS Number:8981L
UBS AG (EPT)
10 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	09 NOVEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
227,244	5.2500 GBP	5.2025 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
373,894	5.2467 GBP	5.218714 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

.

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	10 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDBLBBGGLG

REG-Standard Life Inv. Rule 8.3- Catlin Group
Released: 10/11/2006

RNS Number:9154L
Standard Life Investments
10 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Standard Life Investments
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Stock USD0.01
Date of dealing	09/11/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security de

	Long Number	(%)
(1) Relevant securities	5,988,956	3.66
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	5,988,956	3.66

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	Sh Nu
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note
Sale	16,838	GBP 5.211665

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price pe

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (: 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	10/11/06
Contact name	Robbie Storrie
Telephone number	0131-524-2804
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBMBITMMABBTF

REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC
Released: 10/11/2006

RNS Number:9136L
Fidelity International Ltd
10 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES.
Company dealt in	CATLIN GROUP LTD
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	9 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,749,278	(10.23%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,749,278	(10.23%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	8,300	5.2575 GBP/SHARE
BUY	8,300	5.2575 GBP/SHARE
BUY	542,000	5.2350 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	10 NOVEMBER 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAKKKQQBDDODD

Catlin Group

REG-UBS Global Asset Man Rule 8.3- Catlin Group PLC
Released: 13/11/2006

RNS Number:9555L
UBS Global Asset Management (UK)Ltd
13 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)

UBS GLOBAL ASSET MANAGEMENT (UK) LTD

Company dealt in

CATLIN GROUP

Class of relevant security
to which the dealings
being disclosed relate (Note 2)

ORDINARY SHARE

Date of dealing

10-NOV-2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	4,217,861.00	2.5758%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,217,861.00	2.5758%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	12,268.00	520.65P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13-NOV-2006
Contact name	PANNA GOHIL
Telephone number	020 7901 5139
If a connected EFM, name of offeree/offeror with which connected	CATLIN GROUP
If a connected EFM, state nature of connection (Note 10)	CONNECTED ADVISOR TO THE ABOVE

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGCBDBGSBGGLX

REG-Cazenove EPT Disclosure
Released: 13/11/2006

RNS Number:9660L
Cazenove
13 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	13th November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
150,193	£5.19p	£5.1692p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
150,193	£5.195p	£5.15p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	13th November 2006
Contact name	Ray Halcro
Telephone number	0207 155 5014
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKNKBDBDDPDD

Catlin Group

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 13/11/2006

RNS Number:9682L
Citigroup Global Markets UK EqtyLtd
13 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	10 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
5,000	GBP 5.1500	GBP 5.1500

Total number of securities sold	Highest price received (Note 3)	Lowest price
	GBP	GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric[e]

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	I[...]

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri[ce]

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati[ve] referenced. If none, this should be stated.

Date of disclosure	13 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6) Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFSLLILVLIR

Print

REG-UBS AG (EPT) EPT Disclosure
Released: 13/11/2006

RNS Number:9752L
UBS AG (EPT)
13 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	10 NOVEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
820	5.1875 GBP	5.1500 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
48,647	5.2375 GBP	5.212092 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	13 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDBIGBGGLX

REG-Morgan Stanley Inv Rule 8.3- Catlin Group Limite
Released: 13/11/2006

RNS Number:9871L
Morgan Stanley Inv Management Ltd
13 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Morgan Stanley Investment Management Limited
Company dealt in	Catlin Group Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	10th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	3,427,121	2.09		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	17,022	5.2097

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13th November 2006
Contact name	Tanya Ohadi
Telephone number	020 7425 9647
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGGMMMDFLGVZM

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 14/11/2006

RNS Number:0360M
Citigroup Global Markets UK EqtyLtd
14 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	13 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
70,374	GBP 5.2100	GBP 5.1825

Total number of securities sold	Highest price received (Note 3)	Lowest price
43,501	GBP 5.2041	GBP 5.2041

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	I

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	14 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6) Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFILLELSLIR

REG-Cazenove EPT Disclosure
Released: 14/11/2006

RECEIVED
2006 NOV 27 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:0381M
Cazenove
14 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	13th November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
144,132	£5.1925p	£5.175p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
144,132	£5.1975p	£5.175p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure 14th November 2006

Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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